EXHIBIT 99.1

PRESS RELEASE		MEDIA CONTACT Birkenstock Holding plc ir@birkenstock-holding.com

LONDON, UNITED KINGDOM | | January 18, 2024

BIRKENSTOCK REPORTS FINANCIAL RESULTS FOR FISCAL YEAR 2023: DELIVERING STRONG PROFITABILITY AND CONTINUED DOUBLE-DIGIT REVENUE GROWTH ACROSS ALL SEGMENTS AND CHANNELS, ISSUING POSITIVE OUTLOOK FOR FISCAL YEAR 2024

Birkenstock Holding plc (“BIRKENSTOCK” or the “Company”, NYSE: BIRK), the revered global zeitgeist and purpose brand, today announced financial results for the quarter and fiscal year ended September 30, 2023. BIRKENSTOCK posts continued double-digit revenue growth across all segments and channels and strong profitability, making fiscal year 2023 the most successful year in the almost 250-year history of the brand based on revenues. BIRKENSTOCK anticipates that it will sustain its profitable growth trajectory across its products and regions in fiscal year 2024.

Financial highlights for the fiscal year ended September 30, 2023 (compared to the fiscal year ended September 30, 2022):

·	Revenues: EUR 1.492 billion, an increase of 20% on a reported and constant currency basis
·	Revenue growth driven by number of units sold increasing 6% and ASP increasing 14%
·	Expansion of DTC penetration by 200 basis points to 40% driven by DTC revenue increase of 29% on a constant currency basis
·	Gross profit margin of 62.1%, an increase of 180 basis points
·	Adjusted Gross profit margin of 62.1%, a decrease of 20 basis points
·	Net profit of EUR 75 million, down from EUR 187 million, and EPS of EUR 0.41, down from EUR 1.02.
·	Adjusted Net profit of EUR 207 million, up from EUR 175 million, and Pro-forma Adjusted EPS based on a post-IPO share count of 188 million of EUR 1.10, up from EUR 0.93
·	Adjusted EBITDA: EUR 483 million, an increase of 11%
·	Adjusted EBITDA margin of 32.4%, down from 35.0%
·	Cash flows from operating activities of EUR 359 million, up 53%

1 BIRKENSTOCK HOLDING PLC | | PRESS RELEASE | | JANUARY 18, 2024

Financial results for fiscal year 2023

For fiscal year 2023, BIRKENSTOCK reports revenues of EUR 1.492 billion, up 20% compared to fiscal year 2022 on a reported and constant currency basis. The revenue growth was driven by both unit growth of 6% and an increase in the average selling price (“ASP”) by 14% since fiscal year 2022. This was supported by a sales channel mix favoring DTC revenues, the distribution takeover in key markets in Europe and the Asia-Pacific, Middle East and Africa region (“APMA”), a shift in demand towards premium products and strong pricing power as reflected in a high number of full-price sales. As a result, BIRKENSTOCK reports an increase in DTC revenues of 29% on a constant currency basis in fiscal year 2023 compared to fiscal year 2022, resulting in an expansion of DTC penetration by 200 basis points to 40%.

BIRKENSTOCK reports a Net profit of EUR 75 million, Adjusted Net profit of EUR 207 million, EPS of EUR 0.41 and pro-forma Adjusted EPS of EUR 1.10 based on a post-IPO share count of 188 million. Adjusted EBITDA increased by 11% to EUR 483 million in fiscal year 2023, which translates into an Adjusted EBITDA margin of 32.4%. BIRKENSTOCK successfully continues its profitable long-term growth trajectory as the fiscal year 2023 results solidify its historical track record, with the Company achieving a CAGR of 20% in revenues for the past decade, an Adjusted Gross profit margin of over 60%, and an Adjusted EBITDA margin of over 30%.

Financial performance in fiscal year 2023 has been underpinned by a strong and healthy balance sheet. For fiscal year 2023, BIRKENSTOCK achieved cash flows from operating activities of EUR 359 million, up 53% compared to the prior fiscal year. The increase is primarily driven by a strong operational performance as well as a lower inventory buildup compared to fiscal year 2022.

Cash flows used in investing activities were EUR 101 million primarily driven by production capacity expansion. BIRKENSTOCK’s strong cash flow generation allowed the Company to cover its capital expenditure completely out of cash flows from operating activities. In addition, BIRKENSTOCK successfully continued its deleveraging process post-IPO and utilized the net proceeds from the IPO, together with existing cash, to repay a significant portion of debt after fiscal year end 2023. In October and November 2023, the Company repaid USD 450 million on the USD Term Loan B and EUR 100 million on the Vendor Loan reducing net leverage to below 2.5 times post-IPO.

Consistent double-digit revenue growth across all segments and channels

All segments and channels (both on a regional and global level) contributed to the Company’s positive revenue development. In the Americas region, BIRKENSTOCK achieved 21% revenue growth in fiscal year 2023 on a reported and 20% on a constant currency basis, making the region the largest contributor to overall revenue growth in absolute terms. Europe delivered 18% revenue growth in fiscal year 2023 on a reported as well as on a constant currency basis. The APMA region delivered the highest growth in relative terms at 24% on a reported and 27% on a constant currency basis in fiscal year 2023 with China and India as key growth drivers evidencing that BIRKENSTOCK’s continued execution in these large and strategic markets is accelerating its overall growth.

Q4 2023 revenues demonstrate resilience of BIRKENSTOCK’s business model

BIRKENSTOCK’s business model proved to be resilient and gained even more momentum in the quarter ended September 30, 2023 (Q4 2023) despite subdued customer sentiment. In Q4 2023 revenues grew by 16% on a reported and 22% on a constant currency basis compared to the quarter ended September 30, 2022. The Americas segment reported the highest growth of all regions, as, driven by its engineered distribution in particular, the B2B channel outperformed other markets. For Q4 2023 BIRKENSTOCK reports a growth in B2B revenues in the Americas of 61% on a reported and 73% on a constant currency basis compared to the quarter ended September 30, 2022.

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Oliver Reichert, CEO of BIRKENSTOCK Group and Member of the Board of Directors of the Company:

“We are very pleased with our financial results and performance for fiscal year 2023. The past year has been the most successful year in our 250 year long tradition, and we entered our first year as a publicly listed company shortly thereafter. As a footbed company with a unique business model and a proven engineered distribution model, we offer a product with a purpose and that withstands short-term market or fashion trends, because it serves a primal human need – to walk as nature intended.

For fiscal year 2024 we are confident to further grow our business by tapping significant addressable geographic, category extension and distribution white space, remaining strongly committed to delivering uncompromising premium quality to our customers and undeterred by the broader macroeconomic backdrop.”

Fiscal year 2024 outlook

BIRKENSTOCK expects financial performance in fiscal year 2024 to be driven by substantial growth in geographic and category extension white spaces, backed by its engineered distribution model and a disciplined investment and capital management approach.

BIRKENSTOCK expects revenues to be in the range of EUR 1.74 billion to EUR 1.76 billion on a constant currency basis, reflecting overall revenue growth of 17% to 18% compared to fiscal year 2023 with all segments and channels contributing to revenue growth. BIRKENSTOCK expects Adjusted EBITDA of EUR 520 million to EUR 530 million on a constant currency basis, resulting in an Adjusted EBITDA margin of approximately 30%. In fiscal year 2024, we expect a modest headwind to Adjusted EBITDA margins due to planned ramp-up costs and an initial under-absorption in Pasewalk. The added capacity will help fulfil future demand, and the Company is on schedule to realize the benefits of this capacity expansion later in fiscal year 2024 and the upcoming years. Long-term, BIRKENSTOCK expects an Adjusted EBITDA margin in the low thirties with slight variations based on our investments.

BIRKENSTOCK’s effective tax rate is projected to be approximately 30% in fiscal year 2024.

The Company remains committed to investing in production capacity and retail store expansion while continuing to deleverage its balance sheet in fiscal year 2024. Thus, BIRKENSTOCK expects to invest approximately EUR 150 million of capital expenditure into growing production capacity and retail store expansion.

Annual report

The Company's annual report on Form 20-F can be accessed by visiting either the SEC's website at www.sec.gov or the Company's website at https://www.birkenstock- holding.com/financials/#financial_documents.

Conference Call Information

BIRKENSTOCK will host a call to discuss fiscal year 2023 and Q4 2023 results on January 18, 2024, at 8:00 a.m. Eastern Time (1:00 p.m. Greenwich Mean Time). A webcast of the call will be accessible on the Company’s Investor Relations website at https://www.birkenstock-holding.com. To join the phone line, please dial 1-888-506-0062 (US) or 1-973-528-0011 (International). The access code for the call is 366842. To access the phone line replay after the conclusion of the call, please dial 1-877-481-4010 (US) or 1-919-882-2331 (International). The access code for the replay is 49608.

An archive of the webcast will also be available on BIRKENSTOCK’s Investor Relations website.

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ABOUT BIRKENSTOCK

Birkenstock Holding plc is the ultimate parent Company of Birkenstock Group B.V. & Co. KG and its subsidiaries (the "Birkenstock Group"). BIRKENSTOCK is a global brand which embraces all consumers regardless of geography, gender, age and income and which is committed to a clear purpose - encouraging proper foot health. Deeply rooted in studies of the biomechanics of the human foot and backed by a family tradition of shoemaking that can be traced back to 1774, BIRKENSTOCK is a timeless «super brand» with a brand universe that transcends product categories and ranges from entry-level to luxury price points while addressing the growing need for a conscious and active lifestyle. Function, quality and tradition are the core values of the Zeitgeist brand which features products in the footwear, sleep systems and natural cosmetics segments. BIRKENSTOCK is the inventor of the footbed and has shaped the principle of walking as intended by nature ("Naturgewolltes Gehen").

MEDIA CONTACT

Birkenstock Holding plc

ir@birkenstock-holding.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to our current expectations and views of future events, including our current expectations and views with respect to, among other things, our operations and financial performance. In particular, such forward-looking statements include statements relating to our fiscal year 2024 outlook. Forward-looking statements include all statements that do not relate to matters of historical fact. In some cases, you can identify these forward-looking statements by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” “aim,” “anticipate,” “assume,” “continue,” “could,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases. The forward-looking statements contained in this press release are based on the Company’s management’s current expectations and are not guarantees of future performance. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward- looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including: our dependence on the image and reputation of the BIRKENSTOCK brand; the intense competition we face from both established companies and newer entrants into the market; our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms; our ability to adapt to changes in consumer preferences and attract new customers; harm to our brand and market share due to counterfeit products; our ability to successfully operate and expand retail stores; losses and liabilities arising from leased and owned real estate; risks relating to our non-footwear products; failure to realize expected returns from our investments in our businesses and operations; our ability to adequately manage our acquisitions, investments or other strategic initiatives; our ability to manage our operations at our current size or manage future growth effectively; our dependence on third parties for our sales and distribution channels; risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives; operational challenges relating to the distribution of our products; deterioration or termination of relationships with major wholesale partners; global or regional health events such as the COVID-19 pandemic; seasonality, weather conditions and climate change; adverse events influencing the sustainability of our supply chain or our relationships with major suppliers or increases in raw materials or labor costs; our ability to effectively manage inventory; unforeseen business interruptions and other operational problems at our production facilities; disruptions to our shipping and delivery arrangements; failure to attract and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders; risks relating to our intellectual property rights; risks relating to regulations governing the use and processing of personal data; disruption and security breaches affecting information technology systems; natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond our control; economic conditions impacting consumer spending, such as inflation; currency exchange rate fluctuations; risks related to litigation, compliance and regulatory matters; risks and costs related to corporate responsibility and ESG matters; inadequate insurance coverage, or increased insurance costs; tax- related risks; risks related to our indebtedness; risks related to our status as a foreign private issuer and a “controlled Company”; and the factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on January 18, 2024. Any forward-looking statement made by us in this press release speaks only as of the date of this press release and is expressly qualified in its entirety by the cautionary statements included in this press release. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

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NON-IFRS FINANCIAL INFORMATION

This press release includes “non-IFRS measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Specifically, we make use of the non-IFRS financial measures Adjusted EBITDA, Adjusted EBITDA Margin, Constant Currency Revenue, (Pro-forma) Adjusted EPS, Adjusted Net profit and Adjusted Gross profit Margin, which are not recognized measures under IFRS and should not be considered as alternatives to net income (loss) or Gross profit as a measure of financial performance or any other performance measure derived in accordance with IFRS.

We discuss non-IFRS financial measures in this press release because they are a basis upon which our management assesses our performance, and we believe they reflect underlying trends and are indicators of our business. Additionally, we believe that such non-IFRS financial measures and similar measures are widely used by securities analysts, investors and other interested parties as a means of evaluating a Company’s performance.

Our non-IFRS financial measures may not be comparable to similarly titled measures used by other companies. Our non-IFRS financial measures have limitations as analytical tools, as they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. Our non-IFRS financial measures should not be considered in isolation, nor should they be regarded as a substitute for, or superior to, measures calculated and presented in accordance with IFRS. A reconciliation is provided in the tables accompanying this press release for each non-IFRS financial measure in this press release to the most directly comparable financial measure stated in accordance with IFRS. A reconciliation is not provided for any forward-looking non-IFRS financial measures as such a reconciliation is not available without unreasonable efforts.

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Birkenstock Holding Limited
Consolidated Statements of Profit (Loss)
(In thousands of Euros, except share and per share information)

	Year ended	Year ended	Quarter ended	Quarter ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Revenue	1,491,911	1,242,833	374,543	321,608
Cost of sales	(566,117)	(493,031)	(129,585)	(115,761)
Gross profit	925,793	749,802	244,958	205,847
Operating expenses
Selling and distribution expenses	(455,851)	(347,371)	(146,330)	(109,584)
General administration expenses	(171,388)	(86,589)	(84,552)	(28,876)
Foreign exchange gain (loss)	(36,056)	45,516	15,294	13,902
Other income (expense), net	(1,810)	1,669	(4,263)	4,360
Profit from operations	260,688	363,027	25,107	85,650
Finance cost, net	(107,036)	(112,503)	(25,678)	(22,565)
Profit (loss) before tax	153,652	250,524	(571)	63,085
Income tax expense	(78,630)	(63,413)	(27,716)	(5,106)
Net profit (loss)	75,022	187,111	(28,287)	57,980

Earnings (loss) per share
Basic	0.41	1.02	(0.15)	0.32
Diluted	0.41	1.02	(0.15)	0.32

Pro-forma Earnings (loss) per share
Basic	0.40	1.00	(0.15)	0.31
Diluted	0.40	1.00	(0.15)	0.31

Shares	182,721,369	182,721,369	182,721,369	182,721,369
Pro-forma shares (Post-IPO share count)	187,825,592	187,825,592	187,825,592	187,825,592

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Birkenstock Holding Limited
Consolidated Statements of Financial Position
(In thousands of Euros)

	September 30, 2023	September 30, 2022
Assets
Non-current assets
Goodwill	1,593,917	1,674,293
Intangible assets (other than goodwill)	1,705,736	1,815,201
Property, plant and equipment	286,053	205,008
Right-of-use assets	122,984	113,522
Deferred tax assets	—	4,590
Other assets	38,234	16,107
Total non-current assets	3,746,924	3,828,721

Current assets
Inventories	595,092	535,605
Right to return assets	1,132	2,605
Trade and other receivables	91,764	66,146
Current tax assets	10,361	21,743
Other current assets	37,789	26,729
Cash and cash equivalents	344,408	307,078
Total current assets	1,080,546	959,906
Total assets	4,827,470	4,788,627

Shareholders' equity and liabilities
Total shareholders' equity	2,400,589	2,357,818

Non-current liabilities
Loans and borrowings	1,815,695	1,919,635
Lease liabilities	103,049	89,911
Provisions for employee benefits	2,716	2,374
Other provisions	2,074	2,037
Deferred tax liabilities	109,794	92,851
Deferred income	10,634	—
Other liabilities	4,338	35
Total non-current liabilities	2,048,300	2,106,843

Current liabilities
Loans and borrowings	37,343	46,606
Lease liabilities	27,010	26,571
Trade and other payables	123,012	113,224
Accrued liabilities	38,645	20,066
Other financial liabilities	7,085	10,860
Other provisions	36,495	34,401
Contract liabilities	7,018	1,924
Tax liabilities	83,332	50,660
Deferred income	2,680	2,080
Other current liabilities	15,961	17,573
Total current liabilities	378,581	323,966
Total liabilities	2,426,881	2,430,809
Total shareholders' equity and liabilities	4,827,470	4,788,627

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Birkenstock Holding Limited
Consolidated Statements of Cash Flows
(In thousands of Euros)

	Year ended September 30, 2023	Year ended September 30, 2022
Cash flows from operating activities
Net profit (loss)	75,022	187,111
Adjustments to reconcile Net profit (loss) to net cash flows from operating activities:
Depreciation	54,841	20,294
Amortization	28,572	60,967
Loss on disposal of property, plant and equipment	—	97
Change in expected credit loss	—	207
Finance cost, net	107,036	112,503
Net exchange differences	36,056	(46,363)
Non-cash operating items	65,726	(669)
Income tax expense	78,630	63,413
Income tax paid	(6,698)	(18,408)
Changes in working capital:
- Inventories	(95,620)	(159,105)
- Right to return assets	1,327	(641)
- Trade and other receivables	(26,663)	(5,286)
- Trade and other payables	10,648	11,201
- Accrued liabilities	18,870	1,677
- Other current financial liabilities	(3,775)	(31,401)
- Other current provision	2,427	13,149
- Contract liabilities	5,085	(401)
- Other	7,249	25,791
Net cash flows provided by operating activities	358,733	234,136

Cash flows from investing activities
Interest received	1,846	—
Purchases of property, plant and equipment	(102,152)	(70,777)
Proceeds from sale of property, plant and equipment	339	1,977
Purchases of intangible assets	(795)	(1,814)
Proceeds from sale of intangible assets	29	5
Business combination, net of cash acquired	—	(1,037)
Net cash flows (used in) investing activities	(100,732)	(71,646)

Cash flows from financing activities
Repayment of loans and borrowings	(52,782)	(9,516)
Interest paid	(111,986)	(67,978)
Payments of lease liabilities	(28,796)	(25,406)
Interest portion of lease liabilities	(5,721)	(2,417)
Net cash flows (used in) financing activities	(199,285)	(105,317)

Net increase (decrease) in cash and cash equivalents	58,716	57,173
Cash and cash equivalents at beginning of period	307,078	235,343
Net foreign exchange difference	(21,386)	14,562
Cash and cash equivalents at end of period	344,408	307,078

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Birkenstock Holding Limited
Reconciliation of Revenue – Year/Quarter ended September 30, 2023
(In thousands of Euros)

	Year ended September 30, 2023	Year ended September 30, 2022	Growth (%)	Constant Currency Growth (%)(1)
B2B	887,957	772,883	15%	15%
DTC	598,664	466,668	28%	29%
Corporate / Other	5,289	3,282	n/a	n/a
Total Revenue	1,491,911	1,242,833	20%	20%
AMERICAS	804,690	667,387	21%	20%
EUROPE	529,507	449,131	18%	18%
APMA	152,424	123,033	24%	27%
Corporate / Other	5,289	3,282	n/a	n/a
Total Revenue	1,491,911	1,242,833	20%	20%

	Quarter ended September 30, 2023	Quarter ended September 30, 2022	Growth (%)	Constant Currency Growth (%)(1)
B2B	190,557	164,336	16%	21%
DTC	182,526	156,405	17%	23%
Corporate / Other	1,459	0,867	n/a	n/a
Total Revenue	374,543	321,608	16%	22%
AMERICAS	187,238	144,241	30%	40%
EUROPE	143,464	136,759	5%	5%
APMA	42,382	39,741	7%	11%
Corporate / Other	1,459	0,867	n/a	n/a
Total Revenue	374,543	321,608	16%	22%

	Year ended September 30, 2023	Quarter ended September 30, 2023
Total Revenue excl. Corporate / Other	1,486,621	373,084
USD impact	(5,845)	13,094
CAD impact	2,905	1,687
Other currencies impact	5,216	1,845
Total Revenue @ constant currency(1)	1,488,897	389,709
Revenue growth @ constant currency(1)	20%	22%

(1)Unaudited.

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Birkenstock Holding Limited
Reconciliation of Net profit (loss) to Net profit (loss) (Adj.)
(In thousands of Euros, except share and per share information)

	Year ended	Year ended	Quarter ended	Quarter ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net profit (loss)	75,022	187,111	(28,287)	57,980
Add (Less) Adjustments:
Effect of applying the acquisition method of accounting for the Transaction under IFRS(2)	-	24,367	-	-
Transaction-related costs(3)	-	2,598	-	545
Realized and unrealized FX gains / losses(4)	36,056	(45,516)	(15,294)	(13,902)
IPO-related costs(1)(5)	30,603	7,300	15,864	4,543
Share-based compensation expenses(6)	65,394	-	47,309	-
Other(1)(7)	6,552	1,518	1,097	0
Tax adjustment(8)	(6,475)	(2,696)	4,445	1,284
Net profit (loss) (Adj.) (1)	207,152	174,682	25,134	50,449

Adj. Earnings (loss) per share
Basic	1.13	0.96	0.14	0.28
Diluted	1.13	0.96	0.14	0.28

Pro-forma adj. Earnings (loss) per share
Basic	1.10	0.93	0.13	0.27
Diluted	1.10	0.93	0.13	0.27

Shares	182,721,369	182,721,369	182,721,369	182,721,369
Pro-forma shares (Post-IPO share count)	187,825,592	187,825,592	187,825,592	187,825,592

(1)Unaudited.

(2)Represents the effect of applying the acquisition method of accounting for the acquisition of the BIRKENSTOCK Group by Birkenstock Holding Limited on April 30, 2021 (the “Transaction”) to inventory valuation and the subsequent impact on cost of sales. In fiscal year 2022, cost of sales included inventory that had been measured at fair value as part of the Transaction. This effect amounted to €24.4 million for fiscal year 2022.

(3)Represents Transaction-related advisory costs of €2.6 million for fiscal year 2022.

(4)Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

(5)Represents IPO-related costs, which include consulting as well as legal fees.

(6)Represents share-based compensation expenses relating to the management investment plan.

(7)Represents non-recurring expenses that we do not consider representative of the operating performance of the business, primarily comprised of relocation expenses of € 4.6 million for fiscal year 2023, restructuring expenses of €2.0 million for fiscal year 2023 and €0.8 million for fiscal year 2022, and consulting fees for integration projects of €0.7 million for fiscal year 2022.

(8)Represents income tax effects for the adjustments as outlined above, except for unrealized foreign exchange gain (loss) as well as share-based compensation expenses since these have not been treated as tax deductible in the initial tax calculation.

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Birkenstock Holding Limited
Reconciliation of Net profit (loss) to EBITDA (Adj.)
(In thousands of Euros, except share and per share information)

	Year ended	Year ended	Quarter ended	Quarter ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Net profit (loss)	75,022	187,111	(28,287)	57,980
Add:
Income tax expense	78,630	63,413	27,716	5,106
Finance cost, net	107,036	112,503	25,678	22,565
Depreciation and amortization	83,413	81,261	21,606	25,212
EBITDA	344,101	444,288	46,713	110,862
Add (Less) Adjustments:
Effect of applying the acquisition method of accounting for the Transaction under IFRS(2)	-	24,367	-	-
Transaction-related costs(3)	-	2,598	-	545
Realized and unrealized FX gains / losses(4)	36,056	(45,516)	(15,294)	(13,902)
IPO-related costs(1)(5)	30,603	7,300	15,864	4,543
Share-based compensation expenses(6)	65,394	-	47,309	-
Other(1)(7)	6,552	1,518	1,097	0
Adjusted EBITDA(1)	482,706	434,555	95,689	102,048

(1)Unaudited.

(2)Represents the effect of applying the acquisition method of accounting for the Transaction to inventory valuation and the subsequent impact on cost of sales. In fiscal year 2022, cost of sales included inventory that had been measured at fair value as part of the Transaction. This effect amounted to €24.4 million for fiscal year 2022.

(3)Represents Transaction-related advisory costs of €2.6 million for fiscal year 2022.

(4)Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

(5)Represents IPO-related costs, which include consulting as well as legal fees.

(6)Represents share-based compensation expenses relating to the management investment plan.

(7)Represents non-recurring expenses that we do not consider representative of the operating performance of the business, primarily comprised of relocation expenses of € 4.6 million for fiscal year 2023, restructuring expenses of €2.0 million for fiscal year 2023 and €0.8 million for fiscal year 2022, and consulting fees for integration projects of €0.7 million for fiscal year 2022.

11 BIRKENSTOCK HOLDING PLC | | PRESS RELEASE | | JANUARY 18, 2024

Birkenstock Holding Limited
Reconciliation of Gross profit to Gross profit (Adj.)
(In thousands of Euros, except share and per share information)

	Year ended	Year ended	Quarter ended	Quarter ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Gross profit	925,793	749,802	244,958	205,847
Add Adjustments:
Effect of applying the acquisition method of accounting for the Transaction under IFRS(2)	-	24,367	-	-
Adjusted Gross profit(1)	925,793	774,169	244,958	205,847

(1)Unaudited.

(2)Represents the effect of applying the acquisition method of accounting for the Transaction to inventory valuation and the subsequent impact on cost of sales. In fiscal year 2022, cost of sales included inventory that had been measured at fair value as part of the Transaction. This effect amounted to €24.4 million for fiscal year 2022.

For comparative discussion and analysis related to the results of operations and changes in financial condition for fiscal year 2022 compared to fiscal year 2021 refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in our final prospectus filed pursuant to Rule 424(b)(4) on October 10, 2023 with the SEC, available electronically at www.sec.gov.

12 BIRKENSTOCK HOLDING PLC | | PRESS RELEASE | | JANUARY 18, 2024